Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated October 12, 2006 relating to the consolidated financial statements of Britannia Bulk Plc and its subsidiaries  in this Registration Statement on Form F-4 and related prospectus of Britannia Bulk Plc for the registration of $185 million aggregate principal amount of new registered 11% senior secured notes due 2011 in exchange for all outstanding unregistered 11% senior secured notes due 2011 issued on November 16, 2006. We also hereby consent to the reference of our firm under the heading “Experts” in such Registration Statement.

/s/ Moore Stephens Hays LLP
New York, New York
February 14, 2007